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                       UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION   OMB Number                       3235-0145
                      WASHINGTON, D.C. 20549      Expires:                   August 31, 1991
                                                  Estimated average burden
                                                  hours per form                       14.90

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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                         DATALOGIX INTERNATIONAL INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   237923107
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                                (CUSIP Number)

                             Raymond L. Ocampo Jr.
             Senior Vice President, General Counsel and Secretary
                              Oracle Corporation
                              500 Oracle Parkway
                        Redwood City, California 94065
                                (415) 506-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 8, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     Oracle Corporation ("Oracle") and Delphi Acquisition Corporation ("Acquisition Sub") hereby amend and supplement their joint statement on
Schedule 13D (the "Schedule 13D") as filed with the Securities and Exchange Commission on October 3, 1996. The Schedule 13D was filed in connection with the proposed merger of Acquisition Sub with and into Datalogix International Inc. (the "Company") pursuant to the terms and conditions of an Agreement and Plan of Merger dated September 24, 1996 (as amended as of October 8, 1996, the "Merger Agreement"), between Oracle, Acquisition Sub and the Company. Unless otherwise defined herein, the defined terms contained herein shall have the same meanings set forth in the Merger Agreement. Items not included in this amendment are either not amended or are not applicable.

ITEM 1.    SECURITIES AND ISSUER

     Item 1 is hereby amended and restated in its entirety to read as follows:

     This statement relates to the Common Shares, $.01 par value (including the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to a Rights Agreement dated as of August 27, 1996 and amended as of September 24, 1996, between Datalogix International Inc., a New York corporation (the "Company") and The First National Bank of Boston, the "Shares"), of the Company. The Company's principal executive offices are located at 100 Summit Lake Drive, Valhalla, New York 10595.


ITEM 2.    IDENTITY AND BACKGROUND

     The first paragraph of Item 2 is hereby amended and restated in its entirety to read as follows:

     This statement is being filed by Oracle Corporation, a Delaware corporation ("Oracle"), and Delphi Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Oracle ("Acquisition Sub"). Acquisition Sub was formed for the purpose of effecting the proposed merger (the "Merger") pursuant to the Agreement and Plan of Merger dated as of September 24, 1996, among Acquisition Sub, Oracle and the Company (as amended as of October 8, 1996, the "Merger Agreement"), whereby Acquisition Sub will be merged with and into the Company, the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation and wholly owned subsidiary of Oracle (the "Surviving Corporation"). On October 8, 1996, Amendment No. 1 to the Merger Agreement was entered into in order to clarify certain technical matters. Oracle's and Acquisition Sub's principal executive offices are located at 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world's leading independent supplier of software for information management.

ITEM 4.    PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     Oracle determined to enter into discussions with the Company regarding the acquisition of the Company as a result of Oracle's belief that Oracle would benefit from its ability to control and advance the development of the Company's products and the integration of such products into

Oracle's own product line in order to provide a more complete manufacturing process application software solution for Oracle's customers. The primary benefit to the Company's shareholders, other than Oracle (collectively, the "Public Shareholders"), is the opportunity to sell all of their Shares for a cash consideration of $8.00 per Share (the "Merger Consideration"), which represents a substantial premium over recent trading prices. The structure of the transaction as a cash merger provides a prompt cash payment to all holders of outstanding Shares, other than Shares held by Oracle (collectively, the "Public Shares"), and an orderly transfer of ownership of the equity interest represented by Public Shares to Oracle, thereby enabling the Public Shareholders to obtain such benefit at the earliest possible time. The Public Shareholders will have no continuing interest in the Company following the Merger and instead will have only the right to receive the Merger Consideration or to exercise statutory appraisal rights. The structure of the Merger also ensures the acquisition by Oracle and its affiliates of all the outstanding Public Shares.

     As a result of the Merger, the Shares will no longer meet the requirements of the Nasdaq National Market ("Nasdaq") for continued listing and will, therefore, be deleted from Nasdaq. According to published guidelines, the Shares will no longer be eligible for listing on Nasdaq when, among other things, the number of record holders of at least 100 Shares falls below 1,200, the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more ("Nasdaq National Market Excluded Holdings")) falls below 600,000 or the aggregate market value of publicly held Shares (exclusive of Nasdaq National Market Excluded Holdings) falls below $5,000,000.

     The Shares currently constitute "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As a result of the Merger, the Shares will no longer constitute "margin securities" for purposes of the margin regulations of the Federal Reserve Board and therefore will no longer constitute eligible collateral for credit extended by brokers.

     The Shares are currently registered as a class of securities under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on Nasdaq and there are fewer than 300 record holders of the Public Shares. Termination of registration of the Public Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with shareholders' meeting pursuant to Section 14(a), and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. If registration of the Shares under the Exchange Act is terminated, the Shares would no longer be eligible for Nasdaq listing. In addition, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. It is the present intention of Oracle to seek to cause the Company to make an application for the termination of the registration of the Shares under the Exchange Act as soon as practicable after the effective time of the Merger (the "Effective Time").

     Upon consummation of the Merger, the directors and officers of Acquisition Sub shall be the initial directors and officers, respectively, of the Surviving Corporation. The Certificate of Incorporation and Bylaws of the Company in effect at the Effective Time shall the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended in accordance with applicable law.

     Oracle anticipates that, after the Merger, the development, sales, marketing and certain administrative functions of the Company will be integrated into Oracle's existing corporate structure, which would result in the closing of the Company's existing branch locations. Oracle expects to achieve operating cost savings through the consolidation of such operations and the elimination of duplicative expenses. At this time Oracle does not intend to close the Company's corporate headquarters located in Valhalla, New York. Management of Oracle may cause the Company to make additional changes as are deemed appropriate, such as the transfer of assets from the Company to Oracle or the merger of the Company into Oracle or a subsidiary of Oracle, and intends to continue to review the Company and its assets, business, operations, properties, policies, corporate structure, capitalization and management and consider if any changes would be desirable in light of the circumstances then existing. In addition, Oracle intends to continue to review the business of the Company and identify synergies and cost savings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The section entitled "The Agreement and Plan of Merger" set forth under
Item 6 is hereby amended and restated in its entirety to read as follows:

                       THE AGREEMENT AND PLAN OF MERGER

     THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERGER AGREEMENT (INCLUDING AMENDMENT NO. 1 TO THE MERGER AGREEMENT), ATTACHED TO THIS SCHEDULE AS EXHIBITS 1 AND 1.1 AND INCORPORATED HEREIN BY REFERENCE. CERTAIN CAPITALIZED TERMS
USED IN THIS DESCRIPTION AND NOT ELSEWHERE DEFINED ARE DEFINED IN THE MERGER AGREEMENT AND USED WITH THE MEANING PROVIDED THEREIN.

GENERAL

     THE MERGER. The Merger Agreement provides for the merger of Acquisition Sub with and into the Company. The Company will be the Surviving Corporation and it will continue its corporate existence under the laws of the State of New York. At the Effective Time (as hereinafter defined), the separate corporate existence of Acquisition Sub shall cease. The Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes of Acquisition Sub and the Surviving Corporation shall assume and become liable for all liabilities, obligations and penalties of the Company and Acquisition Sub. Notwithstanding the foregoing, Oracle, at its sole election, may substitute any direct or indirect wholly owned subsidiary of Oracle for Acquisition Sub. Further, Oracle may elect, at any time prior to the Effective Time, that the Company shall be merged with and into Acquisition Sub.

     EFFECTIVE TIME OF MERGER. The "Effective Time" will occur upon the filing of the Certificate of Merger with the Delaware Secretary of State and the Department of State of the State of New York. The Certificate of Merger will be filed no later than the second business day after satisfaction or waiver of all the conditions precedent to the Merger including obtaining the requisite approval and adoption of the Merger Agreement and the Merger by the shareholders of the Company at the Special Meeting (as defined in the Merger Agreement).

     TREATMENT OF SHARES IN THE MERGER. At the Effective Time: (a) each Share outstanding immediately prior to the Effective Time, except for (i) Shares then owned by Oracle, (ii) Shares then owned by the Company and (iii) Shares as to which dissenters' rights have been exercised (the "Dissenting Shares"), shall by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $8.00 in cash, without interest, upon surrender of the certificate representing such Share; and
(b) each Share outstanding immediately prior to the Effective Time which is then owned by Oracle shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and cease to exist, without any conversion thereof.

     Holders of Shares who do not vote in favor of the Merger at the Special Meeting and who shall have properly elected to dissent in the manner provided in Section 623 of the New York Business Corporation Law ("NYBCL") shall be entitled to payment of the fair value of their Public Shares in accordance with the provisions of Sections 623 and 910 of the NYBCL.

     Each Acquisition Sub common share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for one fully paid and non-assessable common share of the Surviving Corporation.


     SURRENDER OF SHARE CERTIFICATES. Oracle will designate the Paying Agent under the Merger Agreement. Prior to the Effective Time, Oracle shall from time to time make available to the Paying Agent cash in an aggregate amount equal to the product of: (x) the number of Shares outstanding immediately prior to the Effective Time (other than Shares owned by Oracle, Acquisition Sub or the Company or Dissenting Shares); and (y) the Merger Consideration (such amount being hereinafter referred to as the "Exchange Fund"). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for under the Merger Agreement out of the Exchange Fund.

     Promptly after the Effective Time, the Paying Agent shall mail to each holder of record as of the Effective Time (other than Oracle or Acquisition
Sub) of an outstanding certificate or certificates for Shares (the "Certificates"), a letter of transmittal and instructions for use in effecting the surrender of such certificates for payment in accordance with the Merger Agreement. Upon the surrender to the Paying Agent of a Certificate, together with a duly executed letter of transmittal, the holder thereof shall be entitled to receive cash in an amount equal to the product of the number of Shares represented by such Certificate and the Merger Consideration, less any applicable withholding tax, and such Certificate shall then be canceled.

     Until surrendered pursuant to the procedures described above, each Certificate (other than Certificates representing Shares owned by Oracle and Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration in cash multiplied by the number of Shares evidenced by such Certificate, without any interest thereon, subject to any applicable withholding obligation.

     After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for an amount in cash equal to the Merger Consideration multiplied by the number of Shares evidenced by such Certificate, without any interest thereon, subject to any withholding obligation.

     Any portion of the Exchange Fund which remains unclaimed by the shareholders of the Company for one year after the Effective Time (including any interest, dividends, earnings or distributions received with respect thereto) shall be repaid to the Surviving Corporation, upon demand. Any shareholders of the Company who have not theretofore complied with the procedures set forth above shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration per Share, without any interest thereon, but shall have no greater rights against the Surviving Corporation than may be accorded to general creditors of the Surviving Corporation under New York law. Notwithstanding the foregoing, neither the Paying Agent nor any party to the Merger Agreement shall be liable to any holder of certificates formerly representing Shares for any amount to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     TREATMENT OF COMPANY STOCK PLANS.

     AMENDED AND RESTATED 1992 INCENTIVE STOCK PLAN; 1986 KEY EMPLOYEES STOCK OPTION PLAN. The Merger Agreement provides that each outstanding option to purchase Shares issued pursuant to the Company's Amended and Restated 1992 Incentive Stock Plan and the 1986 Key Employees Stock Option Plan of Datalogix Formula Systems, Inc. (collectively, the "Option Plans"), whether vested or unvested, shall be assumed by Oracle. Each such option assumed by Oracle shall be exercisable upon the same terms and conditions as under the applicable Option Plan and option agreement, except that (i) the option shall be exercisable for such number of shares of Common Stock of Oracle equal to the product of the (x) number of Shares of the Company for which such option was exercisable and (y) the Merger Consideration divided by the average closing price of the Oracle's Common Stock on Nasdaq for the five consecutive trading days prior to the Effective Time (the "Conversion Number"), rounded down to the nearest whole share and (ii) the exercise price of such option shall be equal to the exercise price of such option divided by the Conversion Number.

     Pursuant to the Merger Agreement, the Company has agreed to reprice options granted to the Company's employees, executive officers and directors with an exercise price in excess of $8.00 per Share. The exercise price of such options will be reduced to $8.00 per share.

     1995 DIRECTOR OPTION PLAN. The Merger Agreement provides that each outstanding option to purchase Shares issued pursuant to the Company's 1995 Director Option Plan (the "Directors Plan"), whether vested or unvested, shall be assumed by Oracle. Each such option assumed by Oracle shall be exercisable upon the same terms and conditions as under the Directors Plan and the applicable option agreement, except that the consideration payable upon exercise in respect of each Share covered by such option shall be the Merger Consideration.

     1995 EMPLOYEE STOCK PURCHASE PLAN. Pursuant to the Merger Agreement the Company has agreed to take all actions reasonably necessary to cause the last day of the "Offering Period" (as such term is used in the Company's 1995 Employee Stock Purchase Plan ("ESPP")), to be the date immediately prior to the closing date of the Merger (the "Final Purchase Date"), and apply the funds within each participant's withholdings account on the Final Purchase Date to the purchase of whole Shares in accordance with the terms of the ESPP.

CONDITIONS TO THE MERGER, WAIVER

     CONDITIONS TO EACH PARTY'S OBLIGATIONS. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or prior to the Closing Date (as defined in the Merger Agreement) of the following conditions: (i) the adoption and approval of the Merger Agreement by the requisite vote of the shareholders of the Company; (ii) no statute, rule, order, decree or regulation shall have been enacted or promulgated that prohibits the consummation of the Merger; (iii) no order or injunction shall preclude, restrain, enjoin or prohibit the consummation of the Merger; and
(iv) any applicable waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated.

     ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. Pursuant to the Merger Agreement, the obligation of the Company to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of Oracle and Acquisition Sub shall be true and correct as of the Effective Time, unless the failure to be true and correct could not reasonably be expected to cause a Material Adverse Effect (as hereinafter defined) on Oracle and its subsidiaries taken as a whole; and (ii) Oracle and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by the Agreement to be performed or complied with by them prior to the Effective Time.

     ADDITIONAL CONDITIONS TO OBLIGATIONS OF ORACLE AND ACQUISITION SUB. Pursuant to the Merger Agreement, the obligation of Oracle and Acquisition Sub to effect the Merger is also subject to the satisfaction or waiver of the following conditions: (i) the representations and warranties of the Company shall be true and correct as of the Effective Time, unless the failure to be true and correct could not reasonably be expected to cause a Material Adverse Effect on the Company and its subsidiaries taken as a whole; (ii) the Company shall have performed or complied in all material respects with all agreements, conditions and covenants required by the Agreement to be performed or complied with prior to the Effective Time; (iii) after the date of the Merger Agreement there shall not be threatened or instituted and continuing, any action, suit or proceeding against the Company, Oracle or Acquisition Sub or any Indemnified Person (as defined in the Merger Agreement) by a governmental agency or any other person (x) related to the Merger or the transactions contemplated by the Merger Agreement, (y) who is or was a shareholder of the Company whether on behalf of such shareholder or in a derivative action on behalf of the Company or (z) which, individually, or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole; (iv) Oracle shall have received an opinion as to certain matters from the Company's counsel, and in the event that such counsel is unable to provide an opinion to the effect that certain contracts to which the Company is a party do not require the consent of the respective counterparties thereto in order for such counterparties to be bound thereby after the Merger has been consummated, then the written consent of such third parties will have been obtained; (v) no event shall have occurred which could reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole; and (vi) the aggregate number of Dissenting Shares shall not be equal to or exceed 10% of the Shares outstanding immediately prior to the Effective Time.

TERMINATION

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after shareholder approval of the terms of the Merger Agreement by the shareholders of the Company: (i) by mutual written consent of Oracle and the Company; (ii) by either Oracle or the Company if any Governmental Entity (as defined in the Merger Agreement) shall have issued an order, decree or ruling prohibiting the Merger and such ruling shall have become final and nonappealable; (iii) by Oracle or the Company if the Merger shall not have been consummated by January 31, 1997, or if the sole condition that the Company shall not have satisfied is the existence of certain litigation that has been threatened or instituted after the date of the Merger Agreement, February 28, 1997 (provided that such party's failure to perform its obligations under the Merger Agreement has not caused the failure of the Merger to occur); (iv) by Oracle or Acquisition Sub in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which has not been cured within 15 days of notice thereof and which could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole; (v) by Oracle or Acquisition Sub if the Company's Board of Directors (x) has withdrawn, modified or amended its recommendation of the Merger Agreement or the Merger, (y) has approved or recommended a Takeover Proposal (as described under "--No Solicitation" below), or (z) has entered into an agreement with a third party with respect to any Takeover Proposal, or the Company's Board of Directors shall have resolved to take any of such actions; (vi) by the Company in connection with entering into a Takeover Proposal, provided it has complied with all of its obligations provided thereunder, including the notice provisions therein, and that it makes simultaneous payment of the Expenses (as defined in the Merger Agreement) and the Termination Fee (as hereinafter defined); or (vii) by the Company, if Acquisition Sub or Oracle shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which has not been cured within 15 days of notice thereof. The Merger Agreement provides that in the event of its termination, no party thereto will have any liability or further obligation to any other party to the Merger Agreement, provided that any termination shall be without prejudice to the rights of any party to the Merger Agreement arising out of breach by any other party of any representation, covenant or agreement contained in the Merger Agreement, and provided further, that certain obligations under the Merger Agreement shall survive any termination, including the obligation to pay the Termination Fee as described under "--Fees and Expenses."

FEES AND EXPENSES

     Each party to the Merger Agreement has agreed to pay its own fees and expenses, except as stated below. The Company has agreed to pay the sum of (a) the lesser of the amount of Oracle's Expenses (as defined in the Merger Agreement) or $1,000,000 and (b) $3,000,000 (the "Termination Fee"), upon demand if (i) Oracle or Acquisition Sub terminates the Merger Agreement as a result of actions described in clause (v) under "--Termination" above; (ii) the Company terminates the Merger Agreement as a result of actions described in clause (vi) under "--Termination" above; or (iii) prior to any termination of this Merger Agreement (other than pursuant to clauses (i), (ii) or (vii) under "--Termination" above, or by the Company pursuant to clause (iii) under "-- Termination" above), the Company breaches its obligations to Oracle under the Merger Agreement with respect to Takeover Proposals or a Takeover Proposal shall have been made and within 12 months of such termination, a transaction constituting a Takeover Proposal is consummated or the Company enters into an agreement with respect to, approves or recommends or takes any action to facilitate such Takeover Proposal.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of the Company to Oracle and Acquisition Sub, including with respect to the following matters: (i) the due organization and valid existence of the Company and its subsidiaries and similar corporate matters; (ii) the capitalization of the Company and its subsidiaries; (iii) the due authorization, execution and delivery of the Merger Agreement, its binding effect on the Company, and the Board of Directors' recommendation of the Merger to the Public Shareholders;
(iv) regulatory filings and approvals, and the lack of conflicts between the Merger Agreement and the transactions contemplated thereby with the Company's Certificate of Incorporation or By-Laws, any contract to which it or its subsidiaries are parties, or any law, rule, regulation, order, writ, injunction or decree binding upon the Company or its subsidiaries; (v) the accuracy of the Company's SEC filings, its financial statements and the absence of undisclosed liabilities; (vi) the vote required to approve the Merger under the NYBCL;
(vii) the absence of pending or threatened litigation; (viii) the absence of defaults or violations of the Company's Certificate of Incorporation or By-laws, certain agreements, laws, rules, regulations, orders, judgments or decrees; (ix) the status of the Company's intellectual property; (x) certain tax matters; (xi) the Company's title to its properties; (xii) the status of the Company's employee benefit plans; (xiii) labor matters; (xiv) environmental matters; (xv) specified Company contracts; (xvi) the accuracy of the information provided by the Company for inclusion in the Proxy Statement filed by the Company in connection with the Merger; (xvii) the opinion of Robertson Stephens & Company LLC ("Robertson Stephens"); (xviii) the absence of any brokers or finders (other than Robertson Stephens); and (xix) various other matters. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications, including without limitation, those exceptions that are disclosed to Oracle in the written disclosure schedule delivered by the Company to Oracle pursuant to the Merger Agreement (the "Company Disclosure Schedule"). In many instances the representations and warranties given by the Company are subject to the qualification that the applicable representation or warranty would not fail to be true and correct unless it would have a Material Adverse Effect. For purposes of the Merger Agreement, "Material Adverse Effect" means any individual material adverse effect, or adverse effect in the aggregate (whether or not related and whether or not any individual effect is material) which are material, on the business, operations, properties (including intangible properties), condition (financial or otherwise), prospects, assets or liabilities of the Company and its subsidiaries taken as a whole. Such term includes without limitation (i) any individual adverse effect, or adverse effects in the aggregate (whether or not related and whether or not any individual effect is material) which result in liability to the Company or its subsidiaries, or could reasonably be expected to result in liability to the Company or its subsidiaries, of in excess of $1,500,000 individually, or $2,500,000 in the aggregate, except that for certain purposes including whether or not for purposes of determining whether the Company's representations and warranties are true as if made as of the Effective Time, such amounts will be $3,000,000, individually, and $5,000,000, in the aggregate, (ii) any judgment, injunction, order or decree that is binding upon the Company or any of its subsidiaries which obligates the Company or any of its subsidiaries to take or refrain from taking any action and which was issued in connection with litigation instituted after the date of the Merger Agreement that either (x) relates to the transactions contemplated by the Merger Agreement or (y) was brought by a shareholder or former shareholder of the Company whether individually or in a derivative action on behalf of the Company.

     The Merger Agreement also contains representations and warranties of Oracle and Acquisition Sub to the Company, including with respect to the following matters: (i) the due organization and valid existence of each of Oracle and Acquisition Sub and similar corporate matters; (ii) the due authorization, execution and delivery of the Merger Agreement by Oracle and Acquisition Sub, and its binding effect on such parties; (iii) regulatory filings and approvals, and the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with the certificate of incorporation or by-laws (or equivalent documents) of each of Oracle and Acquisition Sub, or with any contract binding upon Oracle or Acquisition Sub, or with any law, rule, regulation, order, writ, injunction or decree binding upon any of such parties; (v) Oracle's and Acquisition Sub's access to cash funds sufficient to consummate the transactions contemplated by the Merger Agreement; (vi) the formation and absence of prior activities of Acquisition Sub; (vii) the accuracy of the information provided by Oracle or Acquisition Sub for inclusion in this Proxy Statement; (viii) the absence of brokers and finders and (ix) the absence of litigation that would prohibit the Merger. Such representations and warranties are subject, in certain cases, to specified exceptions and qualifications.

CONDUCT OF BUSINESS PENDING THE MERGER

     The Company has agreed that, except as expressly contemplated in the Merger Agreement, as set forth in the Company Disclosure Schedule, or as agreed to by Oracle, during the period from the date of the Merger Agreement and continuing until the earlier of termination of the Merger Agreement or the Effective Time, the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries will use its reasonable commercial efforts to preserve intact its business organizations and maintain its existing relationships with customers, suppliers, employees, creditors, and business partners. The Company has further agreed that during such period, and subject to the same exceptions, the Company will not, and will not permit its subsidiaries to, among other things: (i) amend its or its subsidiaries' certificate of incorporation or bylaws or similar organizational documents; (ii) declare, set aside, or pay any dividend or other distribution in respect of any of its capital stock or that of its subsidiaries;
(iii) redeem, purchase or otherwise acquire any shares of capital stock of the Company or its subsidiaries; (iv) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries (other than the issuance of Shares upon the exercise of outstanding Company stock options; (v) split, combine, or reclassify the outstanding capital stock of the Company or its subsidiaries; (vi) acquire or agree to acquire any material assets either by purchase, merger, consolidation, sale of shares in its subsidiaries or otherwise; (vii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any intellectual property or any material assets other than pursuant to grants of nonexclusive end-user licenses in the ordinary course of business consistent with past practice; (viii) grant any increase in the compensation payable by the Company or its subsidiaries to any of its exective officers or key employees (other than regularly scheduled pay increases of not more than 10% per annum); (ix) adopt, amend or accelerate the payment or vesting of the amounts payable under any existing, bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan except as expressly contemplated by the Merger Agreement; (x) enter into or modify any employment or severance agreement with or, except in accordance with the existing Company policies or as required by applicable law, grant any severance or termination pay to any officer, director, or employee of the Company or its subsidiaries, or enter into any collective bargaining agreement;
(xi) materially modify, amend or, without Oracle's prior written consent (which consent shall not be unreasonably withheld), terminate any of its material contracts or waive, release or assign any material rights or claims; (xii) incur or assume any indebtedness in amounts not consistent with past practice, or materially modify any indebtedness or other liability; (xiii) assume, guarantee, endorse or otherwise become liable for the obligations of any other person, other than immaterial amounts in the ordinary course of business consistent with past practice and other than for any subsidiary; (xiv) make any loans, advances or capital contributions to, or investments in, any other person; (xv) enter into any material commitment or transaction; (xvi) change any of the accounting methods used by it unless required by GAAP; (xvii) make or agree to make any new capital expenditures in excess of $100,000 in the aggregate; (xviii) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (xix) pay, discharge or satisfy any actions, suits, proceedings or, other than the payment, discharge or satisfaction in each case in complete satisfaction, and with a complete release, of such matter with respect to all parties, of actions, suits, proceedings or claims that do not result in, individually or in the aggregate, a Material Adverse Effect; provided, however, if the Company determines to make such payment or satisfaction, the Company will give Oracle advance written notice of such determination prior to making any such payment, and if Oracle instructs the Company within 15 days of such notice not to make or commit to make such payment or satisfaction, then the Company will not make such payment; provided, further, that if Oracle provides such instruction, and the proposed resolution of such matter does not or would not result in a Material Adverse Effect, and is in complete satisfaction, and includes full release with respect to all parties to such matter without any payment or obligation of Oracle, (A) for purposes of the condition to the Merger regarding litigation, such matter will not be considered a threatened, or instituted and continuing, action, suit or proceeding and (B) for purposes of the conditions to the Merger regarding representations and warranties and adverse changes, any adverse effect against the Company in any such matter will not be considered or aggregated in determining whether a Material Adverse Effect has occurred; provided, further, that any such proposed payment or satisfaction will be considered or aggregated in determining whether a Material Adverse Effect has occurred; (xx) waive the benefits of, or agree to modify in any material manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (xxi) commence a lawsuit except as provided for in the Merger Agreement; (xxii) make any payment or incur any liability or obligation to obtain any third party consent to the transactions contemplated under the Merger Agreement, except as provided in the Merger Agreement; (xxiii) take, or agree to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect; or (xxiv) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

NO SOLICITATION

     Pursuant to the Merger Agreement, the Company has agreed that the Company and its officers, directors, employees, representatives and agents will terminate any ongoing discussions or negotiations with respect to a Takeover Proposal (as hereinafter defined). The Company has agreed that it will not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its subsidiaries to (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or
(ii) participate in any discussions or negotiations regarding any Takeover Proposal. For purposes of the Merger Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a substantial amount of assets of the Company or any of its subsidiaries or of over 20% of any class of equity securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any of its subsidiaries, any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

     Notwithstanding the foregoing, if at any time prior to the Effective Time, the Board of Directors of the Company determines in good faith, based on the written opinion of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Company may, in response to an unsolicited Takeover Proposal, and subject to compliance with the Merger Agreement, (i) furnish information with respect to the Company to any person pursuant to a confidentiality agreement and (ii) participate in negotiations regarding such Takeover Proposal. The Company has agreed that neither the Board of Directors of the Company nor any committee thereof shall (a) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Oracle, the approval or recommendation by such Board of Directors or such committee of the Merger Agreement or the Merger, (b) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (c) cause the Company to enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, in the event that prior to the Effective Time the Board of Directors of the Company determines in good faith, based on the written opinion of its legal counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's shareholders under applicable law, the Board of Directors may withdraw or modify its approval or recommendation of the Merger Agreement, or the Merger, approve or recommend any Superior Proposal (as hereinafter defined) or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only at a time that is after the second business day following Oracle's receipt of written notice advising Oracle that the Board of Directors of the Company has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making the Superior Proposal. In addition, if the Company enters into an agreement with respect to any Superior Proposal, it shall concurrently with entering into such an agreement pay, or cause to be paid, to Oracle the Expenses and the Termination Fee. For purposes of the Merger Agreement, a "Superior Proposal" means any bona fide Takeover Proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company and otherwise on terms which the Board of Directors of the Company determines in its good faith judgment (based on the advice of a financial advisor of nationally recognized reputation) to be more favorable to the Company's shareholders than the Merger.

ACCESS TO INFORMATION

     The Company has agreed to afford Oracle and its representatives access during normal business hours prior to the Effective Time to the properties, books, contracts, insurance policies, commitments and records of the Company and its subsidiaries, and during such period promptly to furnish Oracle with such other information concerning its business, properties and personnel as Oracle may reasonably request.

LEGAL COMPLIANCE

     Subject to the terms and conditions in the Merger Agreement, each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, each of the Company, Oracle and Acquisition Sub has agreed to take all reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby and to cooperate with, and furnish information to, each other in connection with any such requirements imposed upon any of them or any of the subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Oracle has agreed in the Merger Agreement, subject to certain limitations, that all rights to indemnification with respect to matters occurring through the Effective Time, existing in favor of directors, officers or employees of the Company as provided in the Company's Certificate of Incorporation, By-Laws or certain existing indemnification agreements between the Company and such parties, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time. Effective upon the Effective Time, to the fullest extent permitted by law, Oracle will guarantee the Company's and Acquisition Sub's performance of the foregoing obligations of the Company and Acquisition Sub for a period of six years after the Effective Time. The Company's Certificate of Incorporation, Bylaws and such existing indemnification agreements provide for indemnification of the Company's directors and officers under certain circumstances for actions taken on behalf of the Company.

DISSENTERS' RIGHTS

     Shareholders who do not vote in favor of approval and adoption of the Merger Agreement may in accordance with Section 910 have the right to seek payment in cash of the fair value of their Shares by complying with the requirements of Sections 623 and 910 of the NYBCL. Failure of a shareholder to strictly adhere to the requirements of Sections 623 and 910 of the NYBCL will result in the loss of such shareholder's dissenter's rights.

     A dissenting shareholder must, before the taking of the vote on the Merger Agreement, file with the Company a written objection. The objection must include: a notice of the dissenting shareholder's election to dissent; the shareholder's name and residence address; the number of shares as to which the shareholder dissents; and a demand for payment of the fair value of such shares if the Merger is effected. The written objection should be delivered to Datalogix International Inc., 100 Summit Lake Drive, Valhalla, NY 10595,
Attention: Barbara Arnold, Assistant Secretary, prior to the Special Meeting. To effectively exercise dissenters' rights, such shareholder may not vote any of his, her or its shares for the Merger Agreement. Within 10 days after the vote of shareholders authorizing the Merger Agreement and the Merger, the Company must give written notice of such authorization to each dissenting shareholder. Within 20 days after the giving of such notice, any shareholder who elects to dissent must file with the Company a written notice of such election, stating such shareholder's name and residence address, the number of Shares as to which dissent is made and a demand for payment of the fair value of such shares. Such dissenting shareholder may not dissent as to less than all Shares beneficially owned by the shareholder. Upon consummation of the Merger, a dissenting shareholder shall cease to have any of the rights of a shareholder, except the right to be paid the fair value of the dissenting shareholder's shares, and any other rights under Section 623. At the time of filing the notice of election to dissent or within one month thereafter, such shareholder must submit certificates representing all such Shares to the Company or its transfer agent. Failure to submit the certificates may result in the loss of such shareholder's dissenter's rights. Within 15 days after the expiration of the period within which shareholders may file their notices of election to dissent, or within 15 days after consummation of the Merger, whichever is later (but not later than 90 days after the shareholders' vote authorizing the Merger), the Company must make a written offer (which, if the

Merger has not been consummated within such 90 day period, may be conditioned upon such consummation) to each such dissenting shareholder who has filed such notice of election to pay for the Shares at a specified price which the Company considers to be their fair value. If the Company and the dissenting shareholder are unable to agree as to such fair value, Section 623 provides for judicial determination of fair value. A vote AGAINST approval and adoption of the Merger Agreement does not constitute the written objection required to be filed by a dissenting shareholder. Failure by a shareholder to vote AGAINST approval and adoption of the Merger Agreement, however, will not constitute a waiver of rights under Section 623 provided that a written objection has been properly filed and such shareholder has not voted any of his, her or its shares FOR the approval and adoption of the Merger Agreement.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to add the following exhibit:

      EXHIBIT   DESCRIPTION

          1.1 Amendment No. 1 to Agreement and Plan of Merger dated October 8, 1996 by and among Oracle Corporation, Datalogix International Inc. and Delphi Acquisition Corporation.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 29, 1996

                          ORACLE CORPORATION



                          By: /s/ RAYMOND L. OCAMPO JR.
                              -----------------------------------
                          Name:  Raymond L. Ocampo Jr.
                          Title: Senior Vice President,
                                 General Counsel and Secretary



                          DELPHI ACQUISITION CORPORATION



                          By: /s/ THOMAS THEODORES
                              -----------------------------------
                          Name:   Thomas Theodores
                          Title:  Vice President and Secretary

                  EXHIBITS TO AMENDMENT NO. 1 TO SCHEDULE 13D





Exhibit                  Description                  Page
-------                  -----------                  ----

 1.1      Amendment No. 1 to Agreement and Plan of
          Merger dated October 8, 1996 by and among Oracle Corporation, Datalogix International
          Inc. and Delphi Acquisition Corporation.